CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
SkyAce Group Limited.

We consent to the inclusion in Form 8-K of Trip Tech Inc. pertaining to the Share Exchange Agreement with SkyAce Group Limited. of our report dated July 31, 2008, relating to the financial statements of SkyAce Group Limited as of and for the years ended December 31, 2007 and 2006.

/s/ K.P. Cheng & Co. Certified Public Accountants

Hong Kong August 12, 2008